As filed with the Securities and Exchange Commission on March 25, 2004
                                                      Registration No. 333-32320
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549
                            -------------------------

                         POST-EFFECTIVE AMENDMENT NO. 1
                                       TO
                                    FORM S-8
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                            -------------------------


                               VAIL RESORTS, INC.
             (Exact name of registrant as specified in its charter)



         Delaware                                       51-0291762
(State or other jurisdiction                (I.R.S. Employer Identification No.)
of incorporation or organization)


                               137 Benchmark Road
                              Avon, Colorado 81620
          (Address (including zip code) of Principal Executive Offices)
                            -------------------------

                               VAIL RESORTS, INC.
                  1999 LONG TERM INCENTIVE AND SHARE AWARD PLAN
                            (Full title of the plan)
                            -------------------------

                              Martha D. Rehm, Esq.
                    Senior Vice President and General Counsel
                               Vail Resorts, Inc.
                                Post Office Box 7
                              Vail, Colorado 81658
                                 (970) 845-2500
            (Name, address (including zip code) and telephone number
                  (including area code) of agent for service)
                            -------------------------

                                    Copy to:
                              James J. Clark, Esq.
                             Luis R. Penalver, Esq.
                           Cahill Gordon & Reindel LLP
                                 80 Pine Street
                               New York, NY 10005
                                 (212) 701-3000
                            -------------------------

             The Registration Fee was previously calculated and paid in connection with Form S-8 filed on March 13, 2000.

================================================================================

                                EXPLANATORY NOTE


     This Post-Effective Amendment No. 1 on Form S-8 is being filed to amend the Form S-8 filed by Vail Resorts, Inc. on March 13, 2000, in connection with its 1999 Long Term Incentive and Share Award Plan. This Amendment is being filed to update the reoffer prospectus prepared in accordance with the requirements of
Part I of Form S-3.

PROSPECTUS

                               Vail Resorts, Inc.

                                2,500,000 Shares
                                  Common Stock
                                ($.01 par value)

                             ----------------------

     Certain of our stockholders are using this prospectus to offer shares of our common stock, $.01 par value (the "Shares") they received from us pursuant to our 1999 Long Term Incentive and Share Award Plan. Some of these stockholders may be considered our "affiliates," as defined in Rule 405 under the Securities Act of 1933, as amended.

     We expect that sales made pursuant to this prospectus will be made:

     --   in broker's transactions;

     --   in transactions directly with market makers; or

     --   in negotiated sales or otherwise.

     The selling stockholders will determine when they will sell their Shares, and in all cases they will sell their Shares at the current market price or at prices negotiated at the time of the sale. We will not receive any proceeds from these sales.

     The brokers and dealers that the selling stockholders utilize in selling these Shares may receive compensation in the form of underwriting discounts, concessions, or commissions from the sellers or purchasers of the Shares. Any compensation may exceed customary commissions. The selling stockholders and the brokers and dealers they utilize may be deemed to be "underwriters" within the meaning of the securities laws, and any commissions received and any profits realized by them on the sale of Shares may be considered to be underwriting compensation.

     The Shares are listed on the New York Stock Exchange under the symbol "MTN". On March 24, 2004, the last reported sale price of the Shares as reported on the New York Stock Exchange was $15.97 per share.

     Our principal executive offices are located at 137 Benchmark Road, Avon, Colorado 81620, and our telephone number is (970) 845-2500.

                             ----------------------

This investment involves risks. See the Risk Factors section beginning on page
3.

                             ----------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
                             ----------------------

                    This prospectus is dated March 25, 2004.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     The following documents filed by us with the Securities and Exchange Commission (the "Commission") are incorporated herein by reference as of their respective dates of filing and shall be deemed to be a part hereof:

     o    Our Annual Report on Form 10-K for the year ended July 31, 2003;

     o    Our Quarterly Report on Form 10-Q for the quarter ended October 31,
          2003;

     o    Our Quarterly Report on Form 10-Q for the quarter ended January 31,
          2004;

     o Our Current Report on Form 8-K filed February 2, 2004; o Proxy Statement for our 2003 Annual Meeting of Shareholders;

     o The description of our Common Stock contained in our Registration Statement on Form S-2 (File No. 333-5341), dated June 6, 1996; and

     o Our Form 8-A filed with the Commission on July 3, 1996, including any amendment or report filed for the purpose of updating the Form 8-A.

     All documents filed by us pursuant to Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act") subsequent to the date of this prospectus and prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold shall be deemed to be incorporated by reference and a part of this prospectus from the date such documents are filed.

     For purposes of this prospectus, any statement in a document incorporated or deemed incorporated by reference is modified or superseded to the extent that a statement in this prospectus, or in any subsequently filed document which is or is deemed to be incorporated by reference, modifies or supersedes it. Any statement so modified or superseded is not, except as so modified or superseded, to constitute a part of this prospectus.

     We will provide a copy of the documents we incorporate by reference, at no cost, to any person who receives this prospectus, including any beneficial owner of our common stock. To request a copy of any or all of these documents, you should write or telephone us at the following address and telephone number:

                               Vail Resorts, Inc.
                                Post Office Box 7
                              Vail, Colorado 81658
                            Telephone: (970) 845-2500
                          Attention: Investor Relations
                               www.vailresorts.com

                                  RISK FACTORS


     In addition to the other information in this prospectus and the documents incorporated and deemed to be incorporated herein, you should carefully consider the following risks before making an investment decision. Our business, financial condition and results of operations could be harmed were any of the following risks or uncertainties to develop into actual events. In such case, the value of our securities could decline and you might lose all or part of your investment. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us, or that we currently see as immaterial, may also harm our business.

Risks Related to Our Business


     Our business is seasonal. Our Mountain and Lodging operations are seasonal in nature. In particular, revenues and profits for all of our Mountain and most of our Lodging operations are substantially lower, and historically result in losses, from late spring to late fall. Conversely, Grand Teton Lodge Company ("GTLC") and certain managed properties' peak operating seasons occur during the summer months while the winter season generally results in operating losses. However, revenues and profits generated by GTLC's summer operations and management fees from those managed properties are not sufficient to fully offset our off-season losses from our Mountain and other Lodging operations. During the 2003 fiscal year, 76% of total Resort (Mountain and Lodging combined) revenues were earned during the second and third fiscal quarters. Quarterly results may also be materially affected by the timing of snowfall and other unforeseen external factors. Therefore, the operating results for any three-month period are not necessarily indicative of the results that may be achieved for any subsequent fiscal quarter or for a full fiscal year.

     We are subject to unfavorable weather conditions. The ability to attract visitors to ski resorts is influenced by weather conditions and by the amount and timing of snowfall during the ski season. Unfavorable weather conditions can adversely affect skier visits, and adversely affect our revenues and profits. In the past 20 years, our Colorado ski resorts have averaged between 20 and 30 feet of annual snowfall and our California ski resort receives average yearly snowfall of between 25 and 35 feet, significantly in excess of the average for U.S. ski resorts. However, there is no assurance that our resorts will receive seasonal snowfalls near the historical average in the future. Also, the early season snow conditions and skier perceptions of early season snow conditions influence the momentum and success of the overall season. In addition, a severe and prolonged drought could affect our otherwise adequate snowmaking water supplies. Unfavorable weather conditions such as drought, hurricanes, tropical storms and tornadoes can adversely affect our other resorts and lodging properties as vacationers tend to delay or postpone vacations if weather conditions differ from those that typically prevail at such resorts for a given season. There is no way for us to predict future weather patterns or the impact that weather patterns may have on results of operations or visitation.

     We depend on a seasonal workforce. Our Mountain and Lodging operations are largely dependent on a seasonal workforce. We recruit worldwide to fill staffing needs each season and utilize visas to enable the use of foreign workers. In addition, we manage seasonal wages and the timing of the hiring process to ensure the appropriate workforce is in place. While we do not currently foresee the need to increase seasonal wages to attract employees, we cannot guarantee that such an increase will not be necessary in the future. In addition, we cannot guarantee that we will be able to obtain the visas necessary to hire foreign workers who are an important source for the seasonal workforce. Increased seasonal wages or an inadequate workforce could have an adverse impact on our results of operations; however, we are unable to predict with any certainty whether such situations will arise or the potential impact on results of operations.

     We are currently the subject of an SEC investigation. In October 2002, after voluntary consultation with the SEC staff on the appropriate accounting for recognizing revenue on initiation fees related to the sale of memberships in private clubs, we restated and reissued our historical financial statements for fiscal 1999 through fiscal 2001, primarily to reflect a revision in the accounting treatment for recognizing revenue on initiation fees related to the sale of memberships in private clubs. In 2002, we engaged our new auditors to do a re-audit of the fiscal years 1999-2001 and filed an amended Form 10-K for fiscal 2001 reflecting all adjustments made as a result of the re-audit, in addition to the revision in accounting for the club fees. In February 2003, the SEC informed us that it had issued a formal order of investigation with respect to us. At that time, the inquiry related to our previous accounting treatment for the private club initiation fees.

     In October 2003, the SEC issued a subpoena to us to produce documents related to several matters, including the sale of memberships in private clubs. In November 2003, the SEC issued an additional subpoena to us to produce documents related primarily to the additional restatement items that were first reported in our Form 10-K for the year ended July 31, 2003. We are fully cooperating with the SEC in its investigation. We are unable to predict the outcome of the investigation or any action that the SEC might take, including the imposition of fines and penalties, or other available remedies. Any adverse development in connection with the investigation, including any expansion of the scope of the investigation, could have a material adverse effect on us, including diverting the efforts and attention of our management team from our business operations.

     We are subject to economic downturns. Skiing, travel and tourism are discretionary recreational activities that can be impacted by a significant economic slowdown, which, in turn, could impact our operating results. The recent extended economic downturn has negatively impacted our operating results although we had historically been relatively unaffected by economic downturns. There can be no assurance that a continued or future decrease in the amount of discretionary spending by the public would not have an adverse effect on us.

     Our cost reduction plan might fail to achieve anticipated cost savings and operational efficiencies. We implemented a plan for fiscal 2004 to achieve approximately $25 million in year-over-year cost savings and improved profits. We cannot assure you that this plan will be successful in achieving the anticipated cost savings, operational efficiencies or profit improvements. We also cannot assure you that the cost savings will not cause unanticipated negative impacts to guest services, which could lead to adverse effects on us.

     We face significant competition. The ski resort and lodging industries are highly competitive. The number of people who ski in the United States (as measured in skier visits) has generally ranged between 52 million and 57 million annually over the last decade, with 57.6 million for the 2002/03 ski season. The factors that we believe are important to customers include:

     o    proximity to population centers;

     o    availability and cost of transportation to ski areas;

     o ease of travel to ski areas (including direct flights by major airlines);

     o    pricing of products and services;

     o    snowmaking facilities;

     o    type and quality of skiing offered;

     o    duration of the ski season;

     o    weather conditions;

     o    number, quality and price of related services and lodging; and

     o    reputation.

     We have many competitors for our ski vacationers, including other major resorts in Colorado and throughout North America. Our destination guests can choose from any of these alternatives, as well as non-skiing vacation destinations around the world. Our Colorado day skier customers can choose from a number of nearby competitors, including Copper Mountain, Winter Park, Arapahoe Basin and Loveland ski areas. In addition, other forms of leisure such as attendance at movies, sporting events and participation in other indoor and outdoor recreational activities are available to potential guests.

     RockResorts International, LLC ("RockResorts") hotels and our other hotels compete with numerous other hotel companies that may have greater financial resources than we do. Many of our competitors in both the Mountain and Lodging segments may be able to adapt more quickly to changes in customer requirements or devote greater resources to promotion of their offerings than we can. We believe that developing and maintaining a competitive advantage will require continued investment by us in our resorts and in our sales and marketing efforts. We cannot assure you that we will have sufficient resources to make the necessary investments to do so, and we cannot assure you that we will be able to compete successfully in this market or against such competitors.

     In addition, each of our hotels competes with other hotels in its geographic area. A number of additional hotel rooms have been or may be built in the geographic areas in which our hotels are located, which could adversely affect the results of operations of these hotels. An oversupply of hotel rooms could adversely affect both occupancy and rates in the markets in which our hotels are located. A significant increase in the supply of mid-price, upscale, and upper-upscale hotel rooms and suites, if demand fails to increase proportionately, could have an adverse effect on our business, financial condition and results of operations.

     We have identified a material weakness and certain significant deficiencies in our internal controls over financial reporting. In connection with the issuance of our audited financial statements for fiscal 2003, we identified issues with our internal financial control structure and restated our historical financial statements. While we have implemented a specific action plan to address the internal control weaknesses and to enhance the reliability and effectiveness of our control procedures, we cannot guarantee that similar or other internal control weaknesses will not be identified in the future.

     Additionally, we are currently reviewing and testing our material internal control systems, processes and procedures in compliance with the requirements of Sarbanes-Oxley Regulation 404. There can be no assurances that such a review will not result in the identification of significant control deficiencies or that our auditors will be able to attest to the adequacy of our internal controls.

     Our recent or future acquisitions might not be successful. In recent years, we have acquired a major ski resort and several other destination resorts and hotel properties, including Heavenly Ski Resort, RockResorts and its associated management contracts, The Lodge at Rancho Mirage and The Vail Marriott Mountain Resort & Spa, as well as developable land in proximity to such resorts. We cannot assure you that we will be able to continue to successfully integrate and manage these acquired properties profitably or increase our profits from these operations. We continually evaluate potential acquisitions and intend to actively pursue acquisition opportunities, some of which could be significant. We would face various risks from additional acquisitions, including:

     o    inability to integrate acquired businesses into our operations;

     o    potential goodwill impairment;

     o    diversion of our management's attention;

     o    potential increased debt leverage; and

     o    unanticipated problems or liabilities.

     Similar problems from future acquisitions could adversely affect our operations and financial performance. In addition, we run the risk that our new acquisitions may fail to perform in accordance with our expectations, and that our estimates of the costs of improvements for such properties may prove inaccurate. We cannot assure you that we will be able to mitigate exposure to these markets in the future.

     Our future development plans might not be successful. We have significant development plans for our operations. We could experience significant difficulties initiating or completing these projects, including:

     o    delays in completion;

     o market or economic downturns impacting our ability to achieve required revenues from sales;

     o    inaccurate cost estimates;

     o    difficulty in finding partners to assist with financing;

     o    difficulty in receiving the necessary regulatory approvals; and

     o    difficulty in obtaining qualified subcontractors.

     Additionally, we may not benefit from the projects as we expected. Further, we may not be able to fund these projects with cash flow from operations and borrowings under our credit facility or third-party non-recourse financing if we face these difficulties.

     In addition, we may decide to alter or abandon a development plan that is currently underway or under consideration. Consequently, you should not place undue reliance upon any particular development plan as such plan may not be consummated, or may not be consummated in the manner described in this prospectus.

     Terrorist acts upon the United States and acts of war (actual or threatened) could have a material adverse effect on us. The terrorist acts carried out against the United States on September 11, 2001 have had an adverse effect on the global travel and leisure industry. The war with Iraq and its aftermath also had a materially adverse effect on us. We cannot guarantee if or when normal travel and vacation patterns will resume. Additional terrorist acts against the United States and the threat of or the actual act of war by or upon the United States could result in further degradation of discretionary travel, upon which our operations are highly dependent. Such degradation could have a material adverse impact on our results of operations.

     Unforeseen global events could adversely impact us. The SARS epidemic in the spring of 2003 adversely impacted the international travel industry and, consequently, adversely impacted our business. Other such events of a global nature could also adversely impact discretionary travel, upon which our operations are highly dependent, which could have a material adverse impact on our results of operations.

     We rely on government permits. Virtually all of our ski trails and related activities at Vail, Breckenridge, Keystone and Heavenly and a substantial portion on Beaver Creek are located on federal land. The United States Forest Service (the "Forest Service") has granted us permits to use these lands, but maintains the right to review and approve many operational matters, as well as the location, design and construction of improvements in these areas. Currently, our permits expire October 31, 2031 for Vail, December 31, 2029 for Breckenridge, December 31, 2032 for Keystone, May 1, 2042 for Heavenly and December 31, 2038 for Beaver Creek. The Forest Service can terminate most of these permits if, in its opinion, such revocation is required in the public interest. A termination of any of our permits would adversely affect our business and operations.

     We have applied for several new permits or other approvals for improvements and new development. These efforts, if not successful, could impact our expansion efforts as currently contemplated. Furthermore, Congress may increase the fees we pay to the Forest Service for use of these federal lands.

     GTLC operates three resort properties within Grand Teton National Park under a concession contract with the National Park Service that expired on December 31, 2002. This contract was extended for two years through December 31, 2004, or until such time a new contract is awarded, whichever occurs first. The new contract for this concession is subject to a competitive bidding process under the rules promulgated to implement the concession provisions of the National Park Omnibus Management Act of 1998. The bidding and renewal process is expected to occur in early to mid-2004. We cannot predict or guarantee the prospects for success in being awarded a new contract, although we believe GTLC is well-positioned to obtain a new concession contract on satisfactory terms. In the event GTLC is not the successful bidder for the new concession contract, under the existing contract, GTLC is required to sell to the new concessionaire its "possessory interest" in improvements and its other property used in connection with the concession operations. GTLC would then be entitled to be compensated by the successful bidder for the value of its "possessory interest" in the assets, although the matter may be subject to arbitration if the value is disputed. Under an amendment to the contract, in the summer of 2003, GTLC and the National Park Service agreed upon the value to be contained in the prospectus soliciting bids for the contract.

     We are subject to litigation in the ordinary course of business. We are, from time to time, subject to various legal proceedings and claims, either asserted or unasserted. Any such claims, whether with or without merit, could be time-consuming and expensive to defend and could divert management's attention and resources. While management believes we have adequate insurance coverage and accrued loss contingencies for all known matters, we cannot assure that the outcome of all current or future litigation will not have a material adverse effect on us. For a more detailed discussion of our legal proceedings see Note 12 to "Consolidated Condensed Financial Statements" included in our Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2004.

     We are subject to extensive environmental laws and regulations in the ordinary course of business. Our operations are subject to a variety of federal, state and local environmental laws and regulations including those relating to emissions to the air, discharges to water, storage, treatment and disposal of wastes, land use, remediation of contaminated sites and protection of natural resources such as wetlands. For example, future expansions of certain of our ski facilities must comply with applicable forest plans approved under the National Forest Management Act or local zoning requirements. Our facilities are subject to risks associated with mold and other indoor building contaminants. From time to time, our operations are subject to inspections by environmental regulators or other regulatory agencies. We are also subject to worker health and safety requirements. We believe our operations are in substantial compliance with applicable environmental, health and safety requirements. However, our efforts to comply do not remove the risk that we may be held liable, incur fines or be subject to claims for damages, and that the amount of any liability, fines, damages or remediation costs may be material for, among other things, the presence or release of regulated materials at, on or emanating from properties we now or formerly owned or operated, newly discovered environmental impacts or contamination at or from any of our properties, or changes in environmental laws and regulations or their enforcement. For a more detailed discussion of our mold remediation efforts see
Note 13 to "Consolidated Condensed Financial Statements" included in our Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2004.

     Implementation of existing and future legislation, rulings, standards and interpretations from the FASB or other regulatory bodies could affect the presentation of our financial statements and related disclosures. The FASB has recently issued FIN No. 46, FIN No. 46R and SFAS No. 150, which we are currently in the process of implementing. The implementation of these accounting pronouncements could affect the way we account for our involvement with variable interest entities and could also affect the presentation of liabilities and equity on our balance sheet, including potentially recording certain off-balance sheet liabilities on our balance sheet. These and other future regulatory requirements could significantly change our current accounting practices and disclosures. Such changes in the presentation of our financial statements and related disclosures could change your interpretation or perception of our financial position and results of operations. For a more detailed discussion on the possible treatment of our variable interest entities see "Off Balance Sheet Arrangements" and "New Accounting Pronouncements" under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 8 to "Consolidated Condensed Financial Statements" included in our Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2004.

     We are subject to the risks of brand concentration. We are subject to the potential risks associated with concentration of our hotels under the RockResorts brand. A negative public image or other adverse event which becomes associated with the RockResorts brand could adversely affect hotels operated under that brand. Should the RockResorts brand suffer a significant decline in popularity with the traveling public, it could adversely affect our revenues and profitability.

     Our future growth and real estate development requires additional capital whose availability is not assured. We intend to make significant investments in our resorts to maintain our competitive position. We spent approximately $106.3 million, $76.2 million and $57.8 million in the fiscal years ended July 31, 2003, 2002 and 2001, respectively, on capital expenditures and we have made investments of approximately $22.6 million, $68.7 million and $39.2 million in fiscal years 2003, 2002 and 2001, respectively, in our real estate developments, and we expect to continue making substantial resort capital expenditures and investments in real estate development. We estimate that we will make aggregate capital expenditures and investments in real estate of approximately $50 million to $70 million during the remainder of fiscal 2004, and approximately $130 million to $140 million for calendar 2004. We could finance future expenditures from any of the following sources:

     o    cash flow from operations;

     o    bank borrowings;

     o    public offerings of debt or equity;

     o    private placements of debt or equity;

     o    non-recourse, sale leaseback or other financing; or

     o    some combination of the above.

     We might not be able to obtain financing for future expenditures on favorable terms or at all.

     Future changes in the real estate market could affect the value of our investments. We have extensive real estate holdings near our mountain resorts and in Wyoming. We plan to make significant additional investments in developing property at all of our resorts. The value of our real property and the revenue from related development activities may be adversely affected by a number of factors, including:

     o    national and local economic climate;

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

     o local real estate conditions (such as an oversupply of space or a reduction in demand for real estate in an area);

     o attractiveness of the properties to prospective purchasers and tenants;

     o    competition from other available property or space;

     o    our ability to obtain adequate insurance;

     o    unexpected construction costs or delays;

     o    government regulations and changes in real estate, zoning or tax laws;

     o    interest rate levels and the availability of financing; and

     o    potential liabilities under environmental and other laws.

     If we do not retain our key personnel, our business may suffer. The success of our business is heavily dependent on the leadership of our key management personnel. If any of these persons were to leave our company, it would be difficult to replace them, and our business could be harmed. We do not have "key-man" life insurance.

     Apollo Ski Partners has influence over us. Apollo Ski Partners owns approximately 99.9% of our outstanding shares of Class A Common Stock, giving them approximately 21.1% of the combined voting power with respect to all matters submitted for a vote of all stockholders. Pursuant to our bylaws, the holders of Class A Common Stock have the right to elect a class of directors that constitutes up to two-thirds of our board of directors. Accordingly, Apollo Ski Partners and, indirectly, Apollo Advisors, L.P. (which indirectly controls Apollo Ski Partners) have the ability to elect two-thirds of our board of directors and control the approval of matters requiring approval by the board of directors, including mergers, liquidations and asset acquisitions and dispositions. However, in order to assist us in complying with new NYSE rules which require listed companies to have a board of directors composed of a majority of "independent" directors, Apollo Ski Partners has agreed that the directors that they are entitled to elect may include as many independent directors as necessary so that we can comply with this new rule. However, notwithstanding the above, Apollo Ski Partners will still have several designees on the board of directors and will be able to influence the board of directors. In addition, Apollo Ski Partners and Apollo Advisors, L.P. may be able to significantly influence decisions on matters submitted for stockholder consideration. The Lead Director on our board of directors is associated with Apollo Ski Partners. Apollo Ski Partners may freely sell up to 1,500,000 shares of common stock pursuant to an effective registration statement filed with the Securities and Exchange Commission. After giving pro forma effect to the sale of these shares as of March 1, 2004, Apollo Ski Partners would own 99.9% of our outstanding Class A common stock, with approximately 16.8% of the combined voting power with respect to all matters submitted for a vote of stockholders.


Risks Relating to This Offering and Our Capital Structure


     Future sales of shares of our common stock and Class A common stock could depress the price of the common stock. Future sales of common stock by us or our existing shareholders could adversely affect the prevailing market price of the common stock. As of March 1, 2004, we had 27,859,651 shares of common stock outstanding and 7,439,834 shares of class A common stock outstanding. Substantially all of the 7,439,834 shares of class A common stock outstanding and at least 9,471,417 shares of common stock outstanding are beneficially owned by people who may be deemed "affiliates," as defined by Rule 405 of the Act, and are "restricted securities" which can be resold in the public market only if registered with the Securities and Exchange Commission or pursuant to an exemption from registration.

     In general, under Rule 144 as currently in effect, an "affiliate" is entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of common stock or the average weekly reported trading volume of the common stock during the four calendar weeks preceding the date on which notice of such sale is given, provided certain manner of sale and notice requirements as to the availability of current public information are satisfied (which requirements as to the availability of current public information is currently satisfied). Under Rule 144(k), a person who is not deemed an "affiliate" at any time during the three months preceding a sale by such person would be entitled to sell such shares without regard to volume limitations, manner of sale provisions, notification requirements or the availability of current public information concerning the company, provided that a period of at least two years has elapsed since the later of the date the common stock was acquired from the company or from an affiliate of the company.

     In addition to the above shares, there are a number of shares of our common stock which may be sold pursuant to the exercise of outstanding stock options. Apollo Ski Partners may also freely sell up to 1,500,000



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

shares of common stock pursuant to an effective registration statement filed with the Securities and Exchange Commission.

     We cannot predict what effect, if any, that future sales of such restricted shares, the shares issuable upon exchange of stock options and the shares held by Apollo Ski Partners registered with the Securities and Exchange Commission, or the availability of shares for future sale, will have on the market price of the common stock from time to time. Sales of substantial amounts of common stock in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices for the common stock and could impair our ability to raise additional capital through an offering of our equity securities.

     Our stock price is highly volatile. The market price of our stock is highly volatile and subject to wide fluctuations in response to factors such as the following, some of which are beyond our control:

     o    quarterly variations in our operating results;

     o operating results that vary from the expectations of securities analysts and investors;

     o changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors or such guidance provided by us;

     o    announcements of new services by us or our competitors;

     o announcements by us or our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments;

     o    additions or departures of key personnel;

     o    future sales of our securities;

     o    trading and volume fluctuations; and

     o    other unforeseen events.

     Stock markets in the United States often experience extreme price and volume fluctuations. Market fluctuations, as well as general political and economic conditions such as a recession or interest rate or currency rate fluctuations, could adversely affect the market price of our stock.

     We do not intend to pay dividends in the foreseeable future. We have never declared or paid any cash dividends on our common stock. For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our common stock. Payment of any future dividends on our common stock will depend upon our earnings and capital requirements, the terms of our debt instruments and preferred stock and other factors our board of directors considers appropriate.

     Anti-takeover provisions affecting us could prevent or delay a change of control that is beneficial to you. Provisions of our certificate of incorporation and bylaws, provisions of our debt instruments and other agreements and provisions of applicable Delaware law and applicable federal and state regulations may discourage, delay or prevent a merger or other change of control that holders of our securities may consider favorable. These provisions could:

     o    delay, defer or prevent a change in control of our company;

     o    discourage bids for our securities at a premium over the market price;

     o adversely affect the market price of, and the voting and other rights of the holders of, our securities; or

     o impede the ability of the holders of our securities to change our management.

     Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations. We have a significant amount of indebtedness. On January 31, 2004, after giving pro forma effect to the discharge of the portion of our 8.75% senior subordinated notes not tendered in the tender offer (see Note 5 to "Consolidated Condensed Financial Statements" included in our Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2004), we would have had total indebtedness of $632.0 million (of which $390 million would have consisted of the 6.75% senior subordinated notes and the balance would have consisted of senior debt).

     Our substantial indebtedness could have important consequences to you. For example, it could:

     o    make it more difficult for us to satisfy our obligations;

     o increase our vulnerability to general adverse economic and industry conditions;

     o require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

     o limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

     o place us at a competitive disadvantage compared to our competitors that have less debt; and

     o    limit our ability to borrow additional funds.

     In addition, the indenture governing the 6.75% senior subordinated notes and our credit facility contain financial and other restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debts. Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

     We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the indenture do not fully prohibit us or our subsidiaries from doing so. Our credit facility permits additional borrowings of up to $65.1 million (as of January 31, 2004). If new debt is added to our and our subsidiaries' current debt levels, the related risks that we and they now face could intensify.

     There are restrictions imposed by the terms of our indebtedness. The operating and financial restrictions and covenants in our credit facility and the indenture governing the 6.75% senior subordinated notes may adversely affect our ability to finance future operations or capital needs or to engage in other business activities. In addition, there can be no assurance that we will meet the financial covenants contained in our credit facility. If we breach any of these restrictions or covenants, or suffer a material adverse change which restricts our borrowing ability under our credit facility, we would be unable to borrow funds thereunder without a waiver, which inability could have an adverse effect on our business, financial condition and results of operations. A breach could cause a default under the notes and our other debt. Our indebtedness may then become immediately due and payable. We may not have or be able to obtain sufficient funds to make these accelerated payments, including payments on the notes.

     In addition, the indenture governing the 6.75% senior subordinated notes restricts, among other things, our ability to:

     o    borrow money or sell preferred stock;

     o    create liens;

     o    pay dividends on or redeem or repurchase stock;

     o    make certain types of investments;

     o    sell stock in our restricted subsidiaries;

     o    restrict dividends or other payments from subsidiaries;

     o    enter into transactions with affiliates;

     o    issue guarantees of debt; and

     o    sell assets or merge with other companies.

     If we fail to comply with these covenants, we would be in default under the indenture governing the notes, and the principal and accrued interest on the notes would become due and payable.

     To service our indebtedness, we will require a significant amount of cash, generation of which depends on many factors beyond our control. Our ability to make payments on and to refinance our indebtedness, including our 6.75% senior subordinated notes, and to fund planned capital expenditures and development efforts will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

     Based on our current level of operations, we believe our cash flow from operations, available cash and available borrowings under our credit facility will be adequate to meet our future liquidity needs for at least the next twelve months.

     We cannot assure you, however, that our business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized on schedule or that future borrowings will be available to us under our credit facility in an amount sufficient to enable us to pay our indebtedness, including the notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including the notes, on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including our credit facility and the notes, on commercially reasonable terms or at all.

                               VAIL RESORTS, INC.


     We were organized as a holding company in 1997 and operate through various subsidiaries. Our operations are grouped into three segments: Mountain, Lodging and Real Estate, which represented approximately 66.2%, 22.5% and 11.3%, respectively, of our revenues for the 2003 fiscal year. Our Mountain segment owns and operates five premier ski resort properties which provide a comprehensive resort experience throughout the year to a diverse clientele with an attractive demographic profile. Our Lodging segment owns and/or manages a collection of luxury hotels, a destination resort at Grand Teton National Park and a series of strategic properties located in proximity to our mountain operations. Our Real Estate segment holds, develops, buys and sells real estate in and around our resort communities.

     Our principal office is located at Vail Resorts, Inc., 137 Benchmark Road, Avon, Colorado 81620, and our telephone number is (970) 845-2500. Our Internet website address is www.vailresorts.com.

                       WHERE YOU CAN FIND MORE INFORMATION


     We are required to file annual, quarterly and special reports, proxy statements, any amendments to those reports and other information with the SEC. You may read and copy any documents filed by us with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Reports, proxy statements and information statements, any amendments to those reports and other information filed electronically by us with the SEC are available to the public at the SEC's website at http://www.sec.gov.

                              SELLING STOCKHOLDERS


     This prospectus relates to shares of common stock that are being registered for reoffers and resale by selling stockholders who have acquired or may acquire shares of common stock pursuant to our 1999 Long Term Incentive and Share Award Plan (the "Plan") and who may be deemed "affiliates" of the Company. An "affiliate" is defined under the Securities Act as "a person that directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with" Vail Resorts, Inc. The selling stockholders may resell any or all of the shares of common stock at any time while this prospectus is effective.

     Executive officers, directors or others who are considered to be affiliates of the Company who acquire common stock under the Plan may be added to the list of selling stockholders and their number of shares to be sold may be increased or decreased by the use of a prospectus supplement filed with the Securities and Exchange Commission.

     No selling stockholders have informed us of an intent to sell any of their shares. The inclusion of the shares of common stock in the table below does not constitute a commitment to sell any shares.


                                                                            Number of Shares
                                                                             Eligible to be        Number of        Percent of
                                                               Number of     Offered by the       Shares owned      Shares owned
                                                               Shares          Selling             after the         after the
Name                 Position                                  Owned(1)      Stockholders(2)      Offering(3)        Offering
-------------       -------------------------------          -------------  ---------------     ---------------   -----------------

Adam M. Aron         Chairman of the Board and Chief            1,026,921(4)    390,000            636,921              2.25%
                     Executive Officer

Blaise Carrig        Senior Vice President and Chief               30,000        30,000                 --                *
                     Operating Officer for Heavenly Ski Resort

James P. Donohue     Senior Vice President and Chief              191,107        85,000            106,107                *
                     Information Officer

John McD. Garnsey    Senior Vice President and Chief               84,667        36,000             48,667                *
                     Operating Officer for Beaver Creek

William A. Jensen    Senior Vice President and Chief              132,667        57,500             75,167                *
                     Operating Officer for Vail Mountain

Edward E. Mace       President, RockResorts International, LLC   111,968(5)     100,000             11,968                *

James S. Mandel      Former Senior Vice President, Vail Resorts    73,000        32,000             41,000                *
                     DevelopmentCompany

Roger D. McCarthy    Senior Vice President and Chief               84,389        66,000             18,389                *
                     Operating Officer for Breckenridge and
                     Keystone

Martha D. Rehm       Senior Vice President, General Counsel        93,203        46,000             47,203                *
                     andSecretary

James P. Thompson    President, Vail Resorts Development          113,667        61,000             52,667                *
                     Company



*    Represents beneficial ownership of less than 1%.

1 For each selling stockholder this includes (i) shares of our common stock owned as of March 22, 2004, (ii) shares of our common stock underlying options which are exercisable within sixty (60) days of March 22, 2004, and
     (iii) shares of our common stock underlying options and restricted shares granted under the Plan, whether or not exercisable as of, or within sixty
     (60) days of, March 22, 2004.

2 Represents the number of shares underlying options and restricted shares granted under the Plan to such person.

3    Assumes the sale of all shares eligible to be sold.

4 Includes 121 shares of common stock held in the Company's 401(k) plan as of March 22, 2004.

5 Includes 301 shares of common stock held in the Company's 401(k) plan as of March 22, 2004.

                              PLAN OF DISTRIBUTION


     The selling stockholders may sell registered Shares in any of the following ways:

     --   through dealers;

     --   through agents; or

     --   directly to one or more purchasers.

     The distribution of the Shares may be effected from time to time in one or more transactions (which may involve crosses or block transactions)

     -- on the New York Stock Exchange in transactions pursuant to and in accordance with the rules of such exchanges,

     --   in the over-the-counter market, or

     -- in transactions other than on such exchange or in the over-the-counter market, or a combination of such transactions.

     Any such transaction may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices.The selling stockholders may effect such transactions by selling Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or commissions from purchasers of Shares for whom they may act as agent.The selling stockholders and any broker-dealers or agents that participate in the distribution of Shares by them might be deemed to be underwriters, and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions, under the Securities Act.Affiliates of one or more selling stockholders may act as principal or agent in connection with the offer or sale of Shares by the selling stockholders.

                                 USE OF PROCEEDS


     The shares of Common Stock covered hereby are being registered for the account of the Selling Stockholders.Accordingly, the Company will not receive any of the proceeds from the sale of Common Stock by the Selling Stockholders.

                           FORWARD-LOOKING STATEMENTS


     This prospectus contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act").All statements other than statements of historical fact are "forward-looking statements" for purposes of federal and state securities laws.Forward-looking statements may include the words "may," "will," "plans," "estimates," "anticipates," "believes," "expects," "intends" and similar expressions.Although we believe that such statements are based on reasonable assumptions, these forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected or assumed in our forward-looking statements.These factors, risks and uncertainties include, among others, the following:

     o    the existing SEC formal investigation of us;

     o    economic downturns;

     o    terrorist acts upon the United States;

     o    threat of or actual war;

     o    unfavorable weather conditions;

     o our ability to obtain financing on terms acceptable to us to finance our capital expenditure and growth strategy;

     o    our ability to develop our resort and real estate operations;

     o    competition in our Mountain and Lodging businesses;

     o    our reliance on government permits for our use of federal land;

     o    our ability to integrate and successfully operate future acquisitions;

     o    adverse consequences of current or future legal claims; and

     o    adverse changes in the real estate market.

     Our actual results, performance or achievements could differ materially from those expressed in, or implied by, the forward-looking statements.We can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations and financial condition.We do not intend, and we undertake no obligation, to update any forward-looking statement.We urge you to review carefully "Risk Factors" in this prospectus for a more complete discussion of the risks of an investment in our securities.


=======================================================            ================================================

No person is authorized to give any information or to
make any representations other than those contained
in this prospectus, and, if given or made, such
information or representations must not be relied upon                             Vail Resorts, Inc.
as having been authorized.This prospectus does not
constitute an offer to sell or a solicitation of an offer
to buy such securities in any circumstance in which such
offer or solicitation is unlawful. Neither the delivery
of this prospectus nor any sale made hereunder shall,
under any circumstances, create any implication that
there has been no change in our affairs since the date
hereof or that the information contained or incorporated
by reference herein is correct as of any time subsequent
to the date of this prospectus.
                                                                                      ----------

                                                                                      PROSPECTUS
                                                                                      ----------
                 --------------------




                   TABLE OF CONTENTS
                                                   Page
Incorporation of Certain Documents                                                 2,500,000 Shares
by Reference................................      2                                  Common Stock
Risk Factors................................      3                               ($0.01 par value)
Vail Resorts, Inc...........................     12
Where You Can Find More Information.........     12
Selling Stockholders........................     13
Plan of Distribution........................     15
Use of Proceeds.............................     15
Forward-Looking Statements..................     15                                 March 25, 2004

=======================================================            ================================================

Item 8.       Exhibits


Exhibit No.                                 Description

23.1 Consent of PricewaterhouseCoopers LLP, independent accountants.

23.2 Consent of PricewaterhouseCoopers LLP, independent accountants.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunder duly authorized, in the town of Avon, Colorado, on March 25, 2004.

                            VAIL RESORTS, INC.


                            By:/S/MARTHA D. REHM
                               ----------------------------------------
                               Name:Martha D. Rehm
                               Title:Senior Vice President and General Counsel

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on March 25, 2004.



              Signature                                       Title
        ---------------------           ----------------------------------------------
           /S/ADAM M. ARON              Chairman of the Board, Chief Executive Officer
        ---------------------           and Director (Principal Executive Officer)
             Adam M. Aron

         /S/JEFFREY W. JONES            Senior Vice President and Chief Financial
        ---------------------           Officer (Principal Financial Officer)
           Jeffrey W. Jones

           /S/FRANK BIONDI              Director
        ---------------------
             Frank Biondi

          /S/JOHN J. HANNAN             Director
        ---------------------
            John J. Hannan

          /S/JOHN R. HAUGE              Director
        ---------------------
            John R. Hauge

       /S/ROLAND A. HERNANDEZ           Director
        ---------------------
         Roland A. Hernandez

          /S/ROBERT A. KATZ*            Director
        ---------------------
            Robert A. Katz

          /S/THOMAS H. LEE*             Director
        ---------------------
            Thomas H. Lee

         /S/WILLIAM L. MACK*            Director
        ---------------------
           William L. Mack

        /S/JOE R. MICHELETTO*           Director
        ---------------------
          Joe R. Micheletto

          /S/JOHN F. SORTE*             Director
        ---------------------
            John F. Sorte

        /S/WILLIAM P. STIRITZ           Director
        ---------------------
          William P. Stiritz

          /S/JAMES S. TISCH             Director
        ---------------------
            James S. Tisch

          /S/MARTHA D. REHM             Attorney-in-Fact
        ---------------------
            Martha D. Rehm


*        By Attorney-in-Fact